

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

Via E-mail
Bo Falkman
President and Chief Executive Officer
Turnpoint Global, Inc.
Hamngatan 4
65224 Karlstad, Sweden

> **Re:** **Turnpoint Global, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 4, 2011**
> **File No. 333-167401**

Dear Mr. Falkman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 2

1. We note your response to comment three in our letter dated October 24, 2011. Please also remove your references to the "maximum" amount of the offering on pages 15, 16, 31 and 51, or tell us why it is not appropriate for you to do so.

2. We note your response to comment five in our letter dated October 24, 2011. Please explain your statement that you must return deposited funds to investors unless "at least 80% of the investors (both company and shareholder sales) reconfirm their investment." In this regard, it is unclear to whom you refer when you identify the "company" and "shareholder sales" and why you need to differentiate between investors in this way. Please revise.

3. We note your response to comment six in our letter dated October 24, 2011, however your statements regarding whether interest will be earned on the funds deposited into

escrow remain unclear. For example, in the second full paragraph on page 2 you state that the funds will be returned to investors "without interest" and in the fourth paragraph of the same page you state that if your reconfirmation offering fails, investors will be entitled to "the return of a pro rata portion of the deposited funds (plus interest)." We also note that page 2 of the Subscription Agreement indicates that the Escrow Agent has discretion as to whether to invest subscription funds in an account that may earn interest or dividends on such funds. Please revise your entire prospectus for consistency. If proceeds from the offering will not be placed in an interest bearing account initially, but may be placed in an interest bearing account once the offering has closed, please ensure that your disclosure is clear and consistent in this regard.

Summary Information and Risk Factors, page 4

Business Overview, page 4

4. We note your response to comment nine in our letter dated October 24, 2011. However, it does not appear that you revised your disclosure as indicated in your response. We also note that that the escrow agreement does not appear to include any provisions applicable to the shares held by your current shareholders. Please revise.

Plan of Distribution, page 16

5. We note your response to comment 19 in our letter dated October 24, 2011. Please remove the cross-references in the third paragraph of this section, as they appear to reference the section in which they appear, or tell us why it is not appropriate for you to remove such references.

Plan of Operation, page 25

6. We note your response to comment 24 in our letter dated October 24, 2011 and your revised disclosure that "Management has agreed to provide the funds necessary to conduct search activities at no expense to the Company." Please expand your disclosure to clarify that funds advanced for operating expenses will, if true, continue to be due upon demand as disclosed in Note 4 to your financial statements. Further, please expand your disclosure in Note 2 to the financial statements to indicate management has agreed to provide funding for search activities consistent with your disclosure here. Please also quantify the anticipated amount of funds necessary to conduct your search activities and indicate whether there is any maximum amount of funds that your officers and directors have agreed to loan to you.

Directors, Executive Officers, Promoters and Control Persons, page 29

7. We note your response to comment 28 in our letter dated October 24, 2011, however it does not appear that you have revised your disclosure accordingly. In this regard, we note that while it is appropriate for you to disclose the principal line of business of EQ Solutions AB pursuant to Rule 401(e) of Regulation S-K, it is unclear how your disclosure beginning with "Mr. Falkman has spent decades. . . " through the penultimate sentence of your disclosure regarding Mr. Falkman's experience continues to be relevant in light of the fact that you have revised your disclosure to comply with Rule 419. Please revise.

Report of Independent Registered Public Accounting Firm, page F-1

8. We note your response to comment 30 in our letter dated October 24, 2011 however only one of the two references to Note 3 were revised. As previously stated, the last paragraph of the report makes reference to Note 3 Capital Stock for management's plans regarding its ability to continue as a going concern instead of Note 2 Going Concern. Please revise.

Financial Statements

9. Please update your financial statements and the related financial information throughout your filing. Refer to Rule 8-08 of Regulation S-X.

Exhibit Index, page 52

Exhibit 5.1

10. Please have counsel revise the opinion to include the file number of the registration statement. Please also revise to update the date included at the top of the second page.

Exhibit 23

11. The consent provided references a report dated June 16, 2011 whereas the report included on page F-1 is dated June 6, 2011. Please provide a revised and currently dated consent from the independent accountants in your amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Harold P. Gewerter, Esq.
       Law Offices of Harold P. Gewerter, Esq.